Exhibit 4.12

FORM OF

ONCTERNAL THERAPEUTICS, INC.

AMENDMENT TO

WARRANT TO PURCHASE SHARES OF

SERIES B-2 PREFERRED STOCK

This Amendment to Warrant to Purchase Shares of Series B-2 Preferred Stock (this “Amendment”), dated as of _______________, 2019 (the “Effective Date”), is being entered into by and between Oncternal Therapeutics, Inc., a Delaware corporation (the “Company”) and the holders of certain warrants to purchase shares of Series B-2 Preferred Stock issued in connection with that certain Series B-2 Preferred Stock and Warrant Purchase Agreement dated September 12, 2017 by and among the Company and the entities and persons listed on the Schedule of Investors thereto (each, a “Holder”).

WHEREAS, each Holder is the record and beneficial owner of certain warrants (the “Outstanding Warrants”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), set forth on Exhibit A hereto;

WHEREAS, the Company has announced entering into that certain Agreement and Plan of Merger and Reorganization, dated as of March 6, 2019 (as amended, the “Merger Agreement”), by and among GTx, Inc., a Delaware corporation (“Parent”), Grizzly Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company, whereby Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) and stockholders of the Company will receive the right to receive shares of Parent common stock as consideration in the Merger;

WHEREAS, Section 5.5 of the Merger Agreement contemplates that the Outstanding Warrants shall be converted into and become warrants to purchase Parent common stock and Parent shall assume each Outstanding Warrant as a result of the Merger;

WHEREAS, Section 6.2 of the Outstanding Warrants provides that the Outstanding Warrants shall terminate upon the merger of the Company;

WHEREAS, Section 6.7 of the Outstanding Warrants provides that the Outstanding Warrants may be amended and the observance of any other term of the Outstanding Warrants may be waived, with the written consent of the Company and the Holders of at least a majority in interest of the shares issuable upon the exercise of all Outstanding Warrants; and

WHEREAS, the Company and the Holders of at least a majority in interest of the shares issuable upon the exercise of all Outstanding Warrants have agreed to amend the Outstanding Warrants in the manner provided in this Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein below and other good and valuable consideration, the receipt and legal sufficiency of which are hereby mutually acknowledged, the Holders and the Company hereby agree as follows:

1. Capitalized Terms. Unless otherwise specified in this Amendment, all terms herein shall have the same meanings ascribed to them in the Outstanding Warrants.

2. Amendments.

2.1.    A new Section 2.7 is added to the Outstanding Warrants to read in its entirety as follows:

2.7    No Cash Settlement. Notwithstanding anything herein to the contrary, the Company shall not be required to make any cash payments or net cash settlement to the Holder in lieu of issuance of any shares of Series B-2 Preferred Stock.

2.2    Section 3.4 of the Outstanding Warrants is amended and replaced in its entirety with the following:

3.4    Reclassification or Reorganization. If the shares of Series B-2 Preferred Stock shall be changed into the same or different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision, conversion or combination of shares or stock dividend provided for in Sections 3.1, 3.2 and 3.3 above), then, and in each such event, Holder shall be entitled to receive upon the exercise of this Warrant the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, to which a holder of the number of shares of Series B-2 Preferred Stock (or any shares of stock or other securities which may be) issuable upon the exercise of this Warrant would have received if this Warrant had been exercised immediately prior to such reorganization, reclassification or other change, all subject to further adjustment as provided herein (such kind and amount of shares of stock and other securities and property, the “Reclassified Shares”). At the request of Holder, this Warrant will thereupon be cancelled and upon its surrender to the Company, the Company will execute and deliver at its expense a new Warrant reflecting the foregoing adjustment, but otherwise identical to the replaced Warrant. Notwithstanding the foregoing, in any such case, the aggregate purchase price payable by Holder for the Reclassified Shares pursuant to this Warrant shall remain the same.

2.3    Section 6.2 of the Outstanding Warrants is amended and replaced in its entirety with the following:

6.2    Early Termination. In the event of, at any time during the Exercise Period, any capital reorganization, or any reclassification of the capital stock of the Company (other than a change in par value or from par value to no par value or no par value to par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or the consolidation or merger of the Company with or into another corporation (other than a merger solely to effect a reincorporation of the Company into another state), or the sale or other disposition of all or substantially all the properties and assets of the Company in its entirety to any other person, the Company shall provide to Holder ten (10) days advance written notice of such reorganization, reclassification, consolidation, merger or sale or other disposition of the Company’s assets, and this Warrant shall terminate (subject to the provisions of Section 6.3) unless exercised prior to the occurrence of such reorganization, reclassification, consolidation, merger or sale or other disposition of the Company’s assets. This section 6.2 shall not apply to the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization, dated as of March 6, 2019 (the “Merger Agreement”), by and among GTx, Inc., a Delaware corporation, Grizzly Merger Sub, Inc., a Delaware corporation and the Company, including the Merger (as defined in the Merger Agreement) or any of the Contemplated Transactions (as defined in the Merger Agreement).

3. No Other Amendment. Except for the matters set forth in this Amendment, all other terms of the Outstanding Warrants shall remain unchanged and in full force and effect.

4. Governing Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of California, without giving effect to its conflicts of laws principles.

5. Counterparts. This Amendment may be executed in the original or by facsimile in two or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument.

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IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representatives.

ONCTERNAL THERAPEUTICS, INC.

By:
Name:	James Breitmeyer
Title:	President and Chief Executive Officer

Address:	3525 Del Mar Heights Road #821 San Diego, CA 92130-2122

Company Signature Page to Amendment to Warrants to Purchase Shares of Series B-2 Preferred Stock

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed by its duly authorized representatives.

Holder:

By:
Name:
Title:

Address:

Holder Signature Page to Amendment to Warrants to Purchase Shares of Series B-2 Preferred Stock